November 23, 2011	Trading Symbol TSX-HNC

HARD CREEK NICKEL CORPORATION AIRING ON BTV
NOVEMBER 26TH& 27TH

(VANCOUVER) – Hard Creek Nickel Corporation (TSX-HNC) announces that an updated corporate video will air on Business Television both Saturday November 26th and Sunday November 27th 2011.

BTV, a half hour weekly business program profiles publicly traded companies across Canada and the USA. With Host Taylor Thoen, BTV features companies at their location, interviews the company’s key executives, features their products and services, and unveils their plans for future growth.

Please review the TV Schedule below for the listing in your province and area. For those unable to view, the Corporate Video it will be available for download and viewing from the home page of the Hard Creek Nickel website on Monday November 28th 2011. www.hardcreek.com

BTV BROADCAST TIMES:

CANADA:
BNN– Saturday, Nov 26 @ 8:00pm EST & Sunday, Nov 27 @ 9:30am EST
Bell Express Vu– Saturday, Nov 26 @ 8:00pm EST & Sunday, Nov 27 @ 9:30am EST

U.S. National:
Fox Business News– Sunday, Nov 26 @ 5:00pm EST
America One– Saturday, Nov 26 @ 10:00 am EST www.americaone.com
Biz Television Network– Sat. Nov 26 @ 1:30pm, Sun. Nov 27 @ 1:30pm, Wed. Nov 30 @7pm Thurs. Dec 1 @ 10:30am and Fri. Dec 2 @ 6:30pm EST www.biztv.com

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com